----------------------------

                                  UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                  SCHEDULE  13D/A
                    UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934



                          NEW  MEDIUM  ENTERPRISES,  INC.
                                (NAME  OF  ISSUER)

                                  195  The  Vale
                                  London  W3  7QS
                            Tel:  011  44  208  746  2018
                            Fax:  011  44  208  749-8025


                                  COMMON  STOCK
                         (TITLE  OF  CLASS  OF  SECURITIES)

                            64704E104 (CUSIP NUMBER)

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 ETHEL SCHWARTZ
                                  1510 51 ST.
                               BROOKLYN, NY 11219
                               TEL: 718-435-5291
                          ----------------------------

    UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

             SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



                              MARCH 16, 2006

     IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX. [ ]

     NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

     * THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).







                              CUSIP NO. 64704E104

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   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                (ENTITIES ONLY).
    TriGM  International  S.A.
    Avenue  Louise  109,
    1050  Bruxelles,  Belgium


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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) (B) X
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3. SEC USE ONLY
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4. SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

  Shares were received in exchange of the acquisition of intellectual property assets acquired from Trigm International S.A. original 13D filed 3-15-2004.

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 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
                                    OR 2(E)
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION NEVIS, WEST INDIES
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                                 NUMBER SHARES

 TRIGM International S.A. Owned 22,442,999 Shares prior to the distribution of shares described in Item 7.

 Item 7. Sole Voting Power:

     On March 15, 2004 a 13D form was filed to disclose that Dr. Sergey Litvak controls 29% of the 22,442,999 shares owned by Trigm International S.A. and has voting rights for an additional 24.5% of the shares.

     A portion of the control and all of the voting rights expired in January 2006 and in a Board of Directors Meeting the board voted to distribute 10,670,000 shares to six of the beneficial owners, none of which owns more than 4.9% of the outstanding shares of New Medium Enterprises, Inc. The distribution date for distributing the shares was 3-16-2006.


8. SHARED VOTING POWER



   ---------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

                                    11,772,999

   ---------------------------------------------------------------

 10. SHARE DISPOSITIVE POWER        11,772,999
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 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

                        11,772,999 TOTAL BENEFICIAL OWNERSHIP
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 12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
                                 INSTRUCTIONS)

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 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%

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 14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
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SCHEDULE 13D

ITEM  1.   SECURITY  AND  ISSUER

THIS STATEMENT RELATES TO THE COMMON STOCK, ($.0001) PAR VALUE PER SHARE OF NEW MEDIUM ENTERPRISES, INC., A NEVADA CORPORATION (THE "ISSUER"). THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER ARE LOCATED AT

                                  195 The Vale
                                  London  W3  7QS
                            Tel:  011  44  208  746  2018
                            Fax:  011  44  208  749-8025



ITEM  2.   IDENTITY  AND  BACKGROUND

          (a)  Trigm  International  S.A.

          (b  Business Address:

          TriGM  International  S.A.
          Avenue  Louise  109,
          1050  Bruxelles,  Belgium

     (c)Principal Business of TriGM International S.A.-- Scientific and high tech initiatives.

     PRESENT DIRECTORS OR PRINCIPAL OFFICERS:

     DIRECTORS

     Sergey Litvak Self Employed

     Dr. Valery Rodionov Institute of Semiconductor Physics, Kyev, Ukraine

     Leonardo Berezowsky Rollsoft Ltd (Israel)

     OFFICERS

     Sergey Litvak Managing Director , self employed

     Yuri Sloutsky Chief Operating Officer , Hebraic Cultural Center, Kyev, Ukraine

     Irina Gritzevskaya Secretary , self employed

     (d) None of the above mentioned officers & directors and shareholders of TriGM International S.A. have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     (e) None of the officers or directors or shareholders of TriGM International S.A. have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in
     Item 2 of Schedule 13D within the last five years.

     (f)  CITIZENSHIP-  NEVIS,  WEST  INDIES

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     22,442,999 Shares were issued to TriGM International S.A. pursuant to New Medium Enterprises, Inc. acquisition on January 13, 2004, of intellectual property assets owned by TRIGM International S.A.

     On 3-16-2006 10,670,000 were disbursed to six shareholders, none of which owns more the 4.9% of the outstanding shares. Consequently TriGM International now owns 11,772,999 shares equal to 7.9% of the outstanding shares.

     ITEM 4. PURPOSE OF TRANSACTION

 (A)  Disbursement of Shares to beneficial owners.

     ITEM  5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a) Following distribution of the shares described in Item 7, the reporting person, TriGM International S.A. owns 11,772,999 shares out of 148,236,081 common shares outstanding, which is equal to 7.9% of the outstanding shares of common stock of New Medium Enterprises, Inc..

     (b) Mr.Sergey Litvak holds the control of the remaining shares of TriGM International S.A. through new voting agreements.

     (c)None

     (d)None

     ITEM  6.

     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the issuer - Agreement between TriGM International S.A. and New Medium Enterprises, Inc. executed January 13, 2004 incorporated by reference.

     Item 7. MATERIAL TO BE FILED AS EXHIBITS - NONE

     Incorporated by Reference.

     See January 13, 2004 8K Report Agreement between New Medium Enterprises, Inc. and Trigm International

     13D form filed 3-15-2004.





                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATE:  3/16/2006


SIGNATURE:  /S/  Irina Gritzevskaya  Secretary
            /S/  Sergei Litvak, Director

NAME/TITLE